SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number ________

NOTIFICATION OF LATE FILING
(Check One): Form 10-K[x] Form 11-K[ ] Form 20-F[ ] Form 10-Q[ ] Form N-SAR


For Period Ended: December 26, 1998
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[  ]Transition Report  on  Form  10-K
[  ]Transition Report  on  Form  10-Q
[  ]Transition Report on Form 20-F
[  ]Transition Report on Form N-SAR
[  ]Transition Report on Form 11-K

For the Transition Period Ended:

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant Golden Books Family Entertainment, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                         888 Seventh Avenue, 40th Floor
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City, State and Zip        New York, New York 10106
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                        Part II. Rule 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form NSAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                                                     FORM 12b-25
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                               Part III. Narrative

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On February 26, 1999, the registrant and certain of its subsidiaries filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, 11 USC ss.ss. 101 et seq. The registrant is currently working to file a plan of reorganization and a disclosure statement pursuant to Section 1125 of the Bankruptcy Code. The registrant's reduced staff is unable to meet the requirements of providing information to the Bankruptcy Court including the filing of the plan of reorganization and the related disclosure statement and at the same time complete the Form 10-K requirements. The registrant expects to file the Form 10-K no later than the fifteenth calendar day following the due date.

                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification

          Philip Galanes                                  (212) 547-6700
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             (Name)                              (Area code)  (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that the registrant will report a substantially greater net loss for the fiscal year ended December 26, 1998 than for the fiscal year ended December 27, 1997. The registrant has reported substantially greater net losses in its quarterly reports on Form 10-Q for fiscal 1998 compared to the quarterly net losses reported for fiscal 1997.

                     Golden Books Family Entertainment, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 24, 1999                 By     /s/ Philip Galanes
     -----------------                     -------------------------------------
                                    Name:  Philip Galanes
                                    Title: Chief Administrative Officer,
                                           Executive Vice President,
                                           General Counsel & Secretary

    Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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